Mail Stop 6010
Via Facsimile and U.S. Mail

September 25, 2006

Mr. C. Robert Henrikson
Chairman, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

> **Re:** **MetLife, Inc.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-15787**

Dear Mr. Henrikson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates, page 60

1. We believe your disclosure could be improved to better explain the judgments and uncertainties in applying critical accounting estimates for DAC and VOBA and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide us in disclosure-type format the financial statement impact that reasonably likely changes in key assumptions underlying the December 31, 2005 estimates may have on financial position and results of operations. Refer to Section V of Financial Reporting Release No. 72.

Discussion of Results, page 67

2. Given the apparent significance of "interest spreads" to your operating results for the institutional and individual segments, we believe that your disclosure could be improved. Please provide to us, in disclosure-type format, the following information for each of these segments.

- Quantify the dollar impact on operating results that corresponds to the percentage "interest spread" for each period presented.
- Describe how you compute "yield on invested assets" and quantify the resulting dollar amount used to determine the "interest spread" for each period presented.
- Describe how you compute "interest rate used to credit on certain liabilities" and quantify the resulting dollar amount used to determine the "interest spread" for each period presented.
- Describe the factors that you considered in determining the expected range for "interest spreads" for each period presented. Explain why you used different "interest spreads" for 2004 in your comparisons of Institutional segment operating results for 2005/2004 and 2004/2003.
- Explain more specifically the factors underlying the change in "interest spread" and the variance between the expected and actual spreads for each period presented. We note that for non-medical health & other business, the actual spread was 3.38% for 2005 and 3.06% for 2004 as compared to the expected spread range of 1.3 to 1.6% at December 31, 2005 and 1.3 to 1.5% at December 31, 2004.

Liquidity and Capital Resources

Contractual Obligations, page 94

3. You state that "liabilities for future policy benefits of $82.4 billion and policyholder account balances of $113.4 billion both at December 31, 2005 have been excluded from the table" because in general the insurable event (e.g. death or disability) or triggering event has not yet occurred. However, you also make extensive use of asset/liability matching processes, whereby you "regularly reevaluate estimates used in determining the approximate amounts and timing of payments to or on behalf of policy holders for insurance liabilities." These capabilities appear to indicate that you regularly estimate the information described in Item 303 (a) (5) of Regulation S-K. Please provide us a revised table including estimates for the amount and timing of payments related to the excluded amounts or explain more specifically for each product line why you are unable to provide this information in the table of contractual obligations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant